Exhibit 99.1
T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2009 RESULTS
BALTIMORE (April 22, 2009) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter 2009 results, including net revenues of $384.5 million, net income of $48.2 million, and diluted earnings per share of $.19. These results include non-cash charges of $35.6 million for the “other than temporary” impairment of certain of the firm’s investments in sponsored mutual funds. This non-operating charge, after related tax benefits, reduced by $.08 what would have been diluted earnings per share of $.27 in the first quarter. Net revenues in the first quarter of 2008 were $559.1 million when net income was $151.5 million and diluted earnings per share was $.55.
Investment advisory revenues were down nearly 35%, or $163.3 million, from the comparable 2008 first quarter. Assets under management decreased 3% since the beginning of the year, to $268.8 billion at March 31, 2009, including $158.8 billion in the T. Rowe Price mutual funds distributed in the United States and $110.0 billion in other managed investment portfolios. Net cash inflows in the first quarter of 2009 totaled $4.5 billion. Lower market valuations, net of income, more than offset cash inflows and reduced assets under management by $12.0 billion. Assets under management are down one-third from their peak of $400 billion at the start of 2008.
The severe downturn in global financial markets during 2008, and through the early part of 2009, has had a dramatic effect on investor returns and led to a significant reduction in the firm’s assets under management and revenues. In response, and in an effort to be vigilant about expense levels, the firm initiated a series of expense-control measures through 2008 that were accelerated with the equity market’s steep fourth quarter 2008 decline. These efforts included yesterday’s decision to reduce the firm’s workforce by 288 associates, or 5.5%. The short-term cost resulting from severance and related expenses will lower operating earnings by about $2.5 million in the second quarter of 2009. However, a net savings of approximately $17 million is expected to be realized by the firm over the subsequent four quarters, and roughly $6 million in annualized expenses will be saved for the firm’s mutual funds. Although most areas of the firm are affected, the majority of staff reductions are in the phone, processing, and technology areas where lower volumes and a reduced number of projects has resulted in capacity that exceeds current business needs. No portfolio managers and six of the firm’s 340 investment professionals were impacted. Through attrition, retirements, and the workforce reduction, total staffing is now down 8.6% from the beginning of the year. Total expense savings could reduce 2009 operating expenses by as much as $120 million from the 2007 level of spending.
Financial Highlights
Relative to the first quarter of 2008, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased 36.5%, or $121.9 million, to $211.7 million. Average mutual fund assets were $157.3 billion, down 32% from the average for the first quarter of 2008. Mutual fund assets at March 31, 2009, were $158.8 billion, down $5.6 billion or 3% from the end of 2008, but $1.5 billion higher than the first quarter 2009 average. Net inflows to the mutual funds were $1.8 billion during the first quarter of 2009. The stock funds had net inflows of $1.2 billion, including $.7 billion to the Equity Index 500 fund and $.4 billion to the Value fund. Bond and money funds had $.6 billion of net inflows. Decreases in market valuations, net of income, lowered mutual fund assets under management by $7.4 billion during the 2009 quarter.
The target-date retirement investment portfolios continue to be a significant source of assets under management and were the source of substantially all of the mutual fund net inflows during the first quarter of 2009. Assets in the target-date retirement portfolios were $26.4 billion at March 31, 2009, and now account for almost 10% of the firm’s assets under management and 16% of its mutual fund assets.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored investment funds which are offered to investors outside the U.S., and variable insurance portfolios, were $95 million in the 2009 quarter, a decrease of more than $41 million from the comparable 2008 quarter. Net inflows of $2.7 billion, primarily from U.S. and international institutional investors, were more than offset by lower market valuations that reduced these assets under management $4.6 billion during the quarter. Investors outside the United States now account for 10% of assets under management.
Operating expenses were nearly $274 million in the first quarter 2009, down $55 million from the 2008 first quarter. Compensation and related costs decreased $32 million, or more than 15%, from the comparable 2008 quarter, primarily due to a substantial reduction in the interim accrual for the expected annual bonus compensation program. Before the workforce reduction, the firm employed 5,230 associates at March 31, 2009.
Advertising and promotion expenditures decreased nearly $14 million, or 38%, from the first quarter of 2008 and are down $8 million from the fourth quarter of 2008. The firm has reduced advertising and promotion expense in response to the change of investor sentiment in this uncertain and volatile market environment. Advertising and promotion spending for the second quarter of 2009 is expected to be about 30% lower than the first quarter, and full year 2009 spending is expected to be about 25% lower than 2008.

Other operating expenses in the first quarter were down $11.3 million, or 25% from the first quarter of 2008. The firm’s cost savings efforts have resulted in reductions in consulting and professional fees, travel and related costs, and other third party services.
Financial asset valuations and interest rate declines that continued through the first quarter resulted in a non-operating investment loss of $36.0 million in the 2009 quarter. This includes the non-cash charge of $35.6 million on “other than temporary” impairments on certain of the firm’s investments in its sponsored mutual funds as the fair value of these investments has been below cost for an extended period.
The firm’s $488.3 million portfolio of investments in sponsored mutual funds at March 31, 2009, includes a net unrealized loss of $3.5 million that was recognized in stockholders’ equity. This net unrealized loss comprises fund holdings with aggregate unrealized gains of $18.4 million and aggregate unrealized losses of $21.9 million, the latter of which might give rise to charges for “other than temporary impairments” in future periods.
The first quarter 2009 provision for income taxes as a percentage of pretax income is 35.4%, down from the 38.4% for the full year 2008, primarily to reflect certain adjustments made to prior years’ tax accruals. The current estimate of the effective tax rate for the full year 2009 is 38.0%.
Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “Yesterday was a difficult day for all of us at
T. Rowe Price as we regrettably had to augment our ongoing expense-management efforts with a workforce reduction. This was an action we had been diligently trying to avoid, especially because it disrupts the lives of our colleagues and friends who have served our clients with dedication and integrity. We have undertaken productive and prolonged efforts across the firm to further increase efficiency and substantially rein in costs in other ways. Unfortunately, the historic decline in financial markets has lowered our assets under management, and thus our revenues, to levels last seen in 2005. We’ve also seen significantly reduced volumes of activity in some areas of the firm. Our ongoing expense control initiatives have been effective, but could not keep pace with the declining markets. Consequently, we concluded a workforce reduction was necessary to better align our revenues and expenses. To help ease the transition, we are offering severance packages and outplacement services to all associates whose positions have been eliminated.
“In evaluating resources, our highest priorities have been to sustain our ability to consistently provide competitive investment results, and to maintain high levels of service for our clients. While we will continue to closely manage expense levels, and are deferring hiring except for pivotal positions, we have also balanced cost reductions with the recognition that we must continue to invest for the future, and preserve and strengthen our global capabilities to ensure that we are prepared to take advantage of opportunities during the eventual market upturn.
“The firm’s long-term investment advisory results relative to our peers remain strong, with at least 77% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the three- and five-year periods ended March 31, 2009, 72% outperforming the average for the 10-year period, and 66% outperforming for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for more than 65% of our rated funds’ assets under management. We know the volatile markets have continued to make this a tough environment for our clients. While the steep absolute declines of 2008 have moderated and in some cases reversed direction, we understand that good relative performance nonetheless remains less rewarding for those whose portfolios have continued to lose value.
“We remain debt-free with substantial liquidity, including cash and mutual fund investment holdings of $1.1 billion. We expended $51 million during the first quarter of 2009 to repurchase 1.9 million of our common shares. Based on current strategic projects and plans, the company’s capital expenditures for all of 2009 are estimated to be $176 million, including $31 million invested in facilities and technology equipment in the first quarter of the year. These cash expenditures are funded from our available liquid resources.”
Market Commentary
“Although the financial markets have shown signs of stabilizing in the short-term, and the worst may be behind us, we are not out of the woods,” Mr. Kennedy cautioned. “Global markets remain volatile and fragile and it will likely be a good deal of time before they return to a real sense of normalcy. The U.S. economic recession is poised to become the longest and perhaps deepest in the post-World War II era, and the outlook for the global economy continues to be uncertain.

“Through their massive monetary and fiscal stimulus programs, however, governments and central banks around the world have taken significant steps to increase liquidity, restore investor confidence, and get their economies moving again. The private sector is also taking steps to streamline operations and improve competitive positions. Although progress will likely be slow and uneven, these steps should gain traction as we move through the year and we should see gradual improvement in the markets and the economic landscape. While our outlook is cautious, we are mindful that stock prices typically recover in advance of economic conditions. There are never any guarantees, but we believe that many of the conditions are in place for a more rewarding investment environment ahead.”
Closing Comment
In closing, Mr. Kennedy said: “In the current environment, as always, we are focused on maintaining the disciplined investment philosophy and long-term perspective that have helped us weather volatile market conditions in the past, on providing our clients with the excellent level of service they have come to expect, and on pursuing business strategies that will deliver long-term value for our clients and stockholders. While the markets are hard to forecast, we remain confident that the combination of our strong financial foundation and our team of dedicated, client-focused associates will enable us to weather the remainder of this downturn. As conditions improve, and confidence in the markets is gradually restored, we are poised to emerge in an even stronger competitive position to serve our clients and stockholders.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2009 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results and sponsored fund investments.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels and expense savings, estimated tax rates, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s 2008 Form 10-K and 2009 Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

Unaudited Condensed Consolidated Statements of Income
(in millions, except per-share amounts)
Three months ended March 31,

	2008	2009
Revenues
Investment advisory fees	$470.1	$306.8
Administrative fees	88.8	77.4
Investment income of savings bank subsidiary	1.5	1.5

Total revenues	560.4	385.7
Interest expense on savings bank deposits	1.3	1.2

Net revenues	559.1	384.5

Operating expenses
Compensation and related costs	207.4	175.4
Advertising and promotion	36.5	22.7
Depreciation and amortization of property and equipment	15.0	16.7
Occupancy and facility costs	25.1	25.4
Other operating expenses	45.0	33.7

	329.0	273.9

Net operating income	230.1	110.6
Non-operating investment income (loss)	14.3	(36.0)

Income before income taxes	244.4	74.6
Provision for income taxes	92.9	26.4

Net income	$151.5	$48.2

Earnings per share
Basic	$0.58	$0.19

Diluted	$0.55	$0.19

Dividends declared per share	$0.24	$0.25

Weighted average shares
Outstanding	261.7	255.4

Outstanding assuming dilution	273.5	259.0

Investment Advisory Revenues (in millions)

	Three months ended
	3/31/2008	3/31/2009
Sponsored mutual funds in the U.S.
Stock and blended asset	$282.4	$162.0
Bond and money market	51.2	49.7

	333.6	211.7
Other portfolios	136.5	95.1

Total investment advisory fees	$470.1	$306.8

Assets Under Management (in billions)

	Average during
	the first quarter
	2008	2009	12/31/2008	3/31/2009
Sponsored mutual funds in the U.S.
Stock and blended asset	$184.7	$109.9	$117.9	$111.0
Bond and money market	46.5	47.4	46.5	47.8

	231.2	157.3	164.4	158.8
Other portfolios	147.7	107.5	111.9	110.0

	$378.9	$264.8	$276.3	$268.8

Equity securities			$196.9	$187.1
Debt securities			79.4	81.7

			$276.3	$268.8

Condensed Consolidated Cash Flows Information (in millions)

	Three months ended
	3/31/2008	3/31/2009
Cash provided by operating activities	$258.6	$139.4
Cash used in investing activities, including $(30.8) for additions to property and equipment in 2009	(34.1)	(47.3)
Cash used in financing activities, including common stock repurchases of $(50.9) and dividends paid of $(63.9) in 2009	(399.4)	(89.4)

Net change in cash during the period	$(174.9)	$2.7

Condensed Consolidated Balance Sheet Information (in millions)

	12/31/2008	3/31/2009
Cash and cash equivalents	$619.1	$621.8
Investments in sponsored mutual funds	513.5	488.3
Property and equipment	440.1	454.5
Goodwill and other intangible assets	665.7	665.7
Accounts receivable and other assets	581.0	562.2

Total assets	2,819.4	2,792.5
Total liabilities	330.6	331.9

Stockholders’ equity, 255.4 common shares outstanding in 2009, including net unrealized holding losses of $(2.5) in 2009	$2,488.8	$2,460.6